Exhibit 1.5

Wyndham suitor is unprepared to check in just yet No vacancy. Wyndham Hotels and Resorts is understandably demanding some room service. The budget lodging chain rejected a takeover bid from Choice Hotels International, a $10 billion entreaty its rival made public on Tuesday after months of private negotiations. Despite a 38% premium to Wyndham’s stock price back before talks surfaced in media reports, the valuation lacks comparative oomph and the offer also glosses over competition risks. The two sides have been at loggerheads since Choice first made its unsolicited proposal in April. Combining the two companies makes strategic sense: both focus on the mid-tier to discount hotel segments, where occupancy rates were less brutally hit by the pandemic than more upscale peers. Each also serves similar types of franchisees and can unite to cut costs and possibly lift revenue.

Moreover, a merger offers Wyndham shareholders a way to check out of a nagging valuation funk. Choice is willing to pay about 14.5 times Wyndham’ s expected full-year EBITDA, well above its 12 times average trading multiple this year, according to LSEG. It’ s also offering 45% of the consideration in its shares, which fetch a much higher multiple. Even so, the valuation is only on a par with peers such as Marriott International, rather than offering a notable premium for control. Choice might have limited room to maneuver, however. Take the $150 million of extra profit it estimates can be generated mainly from slashing expenses, and the deal would deliver an implied return on invested capital that’ s as low as 6%, based on estimates of Wyndham’ s expected profitability gathered by LSEG. The union also would saddle the enlarged hotelier with debt equivalent to nearly 6 times EBITDA, a concern if Wyndham shareholders are to keep a sizeable stake. A higher proportion of cash would help solve that problem. A bigger concern, however, is that aggressive trustbusters will want a close look. Together, Choice and Wyndham account for 17% of U.S. hotel rooms and a quarter of the budget market, according to Morgan Stanley analysts. There’ s little reassurance from Choice on the implications, but it could throw in a hefty fee if the deal fails to pass regulatory muster or offer to pay more if competition authorities drag their feet, or even a dividend upfront. For now, Choice has yet to provide a sufficient security deposit to warrant checking in.

Context News Choice Hotels International on Oct. 18 unveiled a $90 per share offer for budget-focused rival Wyndham Hotels and Resorts on Oct. 18, valuing the target at $9.8 billion, including debt. The cash and stock bid follows months of private negotiations between the two rivals that stretch back to April. Choice Hotels said it made the approach public after Wyndham “disengaged” from conversations. Wyndham rejected the offer later the same day, saying it carries too much regulatory risk and undervalues the company. It added that Choice Hotels “refused to sign a mutual confidentiality agreement.” Choice shares closed down 7% on Oct. 18 while Wyndham’s gained 9%, but at $75.29 remained below the offer price.